1 VEON Ltd. Victoria Place, 31 Victoria Street Hamilton HM10, Bermuda NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS Thursday 29 June 2023, at 1.00 pm Central European Summer Time The meeting will be held virtually from the following office address: Claude Debussylaan 88 1082 MD Amsterdam The Netherlands

2 Dear Shareholder, It is a pleasure to invite you to the 2023 Annual General Meeting of Shareholders (the “2023 AGM”) of VEON Ltd. (“VEON” or the “Company”). The board of directors of the Company (the “Board”) has resolved that the 2023 AGM will be held via video-conference on Thursday 29 June 2023 at 1.00 pm Central European Summer Time from Claude Debussylaan 88, 1082 MD Amsterdam, The Netherlands. The formal Notice convening the 2023 AGM is set out on pages 4 to 10 of this document. The record date for the 2023 AGM has been set as 25 May 2023. Under Bermuda law and the bye-laws of the Company (“Bye-laws”), only the registered holders of record of VEON common shares (“Shareholders”) at the close of business on the record date are entitled to vote at the 2023 AGM. Shareholder engagement is important to us. If you have any questions regarding this Notice, the 2023 AGM, the shareholder requisitions (as described below) you may contact Nik Kershaw at +31651129468 or ir@veon.com. We note that shareholders will also be able to raise questions at the meeting itself. Further information regarding the resolutions to be proposed at the 2023 AGM is set out on pages 8 to 10 of this document and includes a statement in support of the 7 Board-nominated director candidates. We encourage you to read this information carefully. The 2023 AGM will be convened in Amsterdam, but, from an abundance of caution and to mitigate continuing risks to the health and safety of our Shareholders, employees, directors and other stakeholders, Shareholders will only be permitted to attend virtually in accordance with Bye-law 31.1. Shareholders eligible to participate at the 2023 AGM will have an equal opportunity to participate at the 2023 AGM online regardless of their geographic location, and further details of such electronic participation will be forwarded to them in due course. Shareholders who seek to attend the 2023 AGM in person will be turned away as permitted under Bye-law 31.2. The agenda of the meeting is as follows: 1. Laying the report of the Company’s auditor and the audited financial statements of the Company for the financial year ended 31 December 2022 before Shareholders; 2. Setting the size of the Board at 7 directors with effect from the end of the 2023 AGM (the “Board Size Proposal”); 3. Approval of the adoption by the Company of a restated bye-law 42.1 of the Company’s bye-laws adopted 10 June 2021 (“Bye-law 42.1”) in the form set out in the Notice of 2023 AGM; 4. Approval of the adoption by the Company of a restated bye-law 43 of the Company’s bye-laws adopted 10 June 2021 (“Bye-law 43”) in the form set out in the Notice of 2023 AGM; 5. Election of individual directors to the Board, including (in accordance with section 79 of the Companies Act 1981 (as amended) (the “Act”)) the Shareholder-proposed resolution for the appointment of Augie K. Fabela II, as further described below; and 6. Any other business which may properly come before the meeting or any adjournment of the meeting. The report of the auditor and the financial statements of the Company for the financial year ended 31 December 2022 (prepared in accordance with International Financial Reporting Standards (“IFRS”)) will appear on the Investor Relations page of the Company’s website at www.veon.com.

3 At this time, client acceptance procedures at candidate external audit firms are ongoing regarding the audit of the 2023 financial statements of the Company. Hence, the Board is not able to put a resolution to shareholders to appoint such auditor at the 29 June 2023 AGM. Such a resolution will be proposed at a subsequent general meeting or otherwise in accordance with the Company’s Bye-laws. The Board Size Proposal will be determined by ordinary majority, with the affirmative votes of Shareholders holding in excess of 50 per cent of the votes cast required to approve such proposal. The affirmative vote of Shareholders holding not less than 75 per cent of the votes cast is required to approve the adoption of the new Bye-law 42.1 and the new Bye-law 43 (together, the “Bye-law Amendments”). Voting on the election of all directors at the 2023 AGM will be by way of cumulative voting and information about the cumulative voting procedure is provided on pages 9 and 10 of this document. Shareholders will be asked to allocate 7 votes for each share registered in their name amongst the candidates seeking election as directors at the 2023 AGM. Holders of record of ADSs (as defined below) will receive voting instructions from the depositary, noting always that each such ADS represents 25 VEON common shares. If the Board Size Proposal is passed by the requisite majority, for future general meetings there will only be 7 Board seats available regardless of the number of candidates seeking election. As there are only 7 candidates seeking election at the 2023 AGM, Shareholders may allocate 7 votes amongst such candidates. The Board, in conjunction with the recommendations of the Nominating and Corporate Governance Committee, has proposed 7 candidates for appointment as directors of the Company at the 2023 AGM (the “Board Approved Candidates”). The Company received statutory requisition notices from BNY (Nominees) Ltd., the registered holder of common shares represented by American Depositary Shares (“ADSs”). The requisition notices were delivered on the request of certain investors beneficially holding, in aggregate, 14.8% of our issued share capital. In accordance with the Bye-laws and the relevant statutory provisions set out in the Act, registered shareholder(s) holding in excess of five per cent of the issued common share capital of VEON may propose resolutions to be tabled at the 2023 AGM. The shareholder requisitions proposed the addition of Augie K. Fabela II to the slate of directors seeking appointment at the 2023 AGM, and as Mr. Fabela has been included among the Board Approved Candidates, the proposal of the shareholder requisitions has been incorporated as voting proposal 4 in the notice of meeting below. For reasons detailed on page 10 below, the VEON Nominating and Corporate Governance Committee are of the view that the Board-Approved Candidates are suitable candidates for the role of director of VEON and the Board’s recommendation is that shareholders allocate their votes for the Board-Approved Candidates. VEON Shareholders are requested to complete and return the proxy form enclosed with this Notice or the voting instruction form from the depositary (as relevant to how your shares are held) to ensure that their shares or ADSs are represented at the 2023 AGM. The Board recommends that Shareholders allocate their votes FOR the Board Size Proposal, FOR the adoption of New Bye-law 42.1 and New Bye-law 43, FOR each of the 7 Board-Approved Candidates. The Board believes that these recommendations are in the best interest of both the Company and its shareholders as a whole. Thank you for your ongoing support of VEON. Yours sincerely Gunnar Holt Chairman

4 VEON Ltd. (the “Company”) NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR 2023 TO THE SHAREHOLDERS OF THE COMPANY: NOTICE is given that the 2023 Annual General Meeting of the shareholders of the Company (“2023 AGM”) will be from Claude Debussylaan 88, 1082 MD Amsterdam, The Netherlands and held via video-conference on Thursday 29th June 2023 at 1.00 pm Central European Summer Time. At the 2023 AGM, shareholders of the Company will receive the report of the Company’s auditor and the financial statements of the Company for the financial year ended 31 December 2022 and, additionally, a shareholder vote will be taken on the following proposals: 1. That the size of the Board members be and is decreased from twelve to seven directors. 2. That bye-law 42.1 of the Company’s bye-laws adopted 10 June 2021 be revised and restated as follows: “The Board shall consist of such number of Directors being not less than five Directors and not more than nine Directors, as the Board shall from time to time determine subject to approval by a resolution of the Company passed by Shareholders representing a simple majority of the total voting rights of the Shareholders, who (being entitled to do so) vote in person or by proxy on the resolution” 3. That bye-law 43 of the Company’s bye-laws adopted 10 June 2021 be revised and restated as follows: “The Board shall from time to time delegate certain of its powers to committees consisting of members of the Board, including a committee or committees with responsibility for audit, Board nomination and compensation, and such other committee as the Board deems necessary or appropriate. Each such committee shall have such name, composition, powers and responsibilities as set by the Board in such committee’s charter.” Board-Approved Candidates: 4. That Augie K. Fabela II be and is hereby appointed as a director of the Company. 5. That Yaroslav Glazunov be and is hereby appointed as a director of the Company. 6. That Andrei Gusev be and is hereby appointed as a director of the Company. 7. That Karen Linehan be and is hereby appointed as a director of the Company. 8. That Morten Lundal be and is hereby appointed as a director of the Company. 9. That Michiel Soeting be and is hereby appointed as a director of the Company. 10. That Kaan Terzioğlu be and is hereby appointed as a director of the Company.

5 Other Business: 11. Any other business which may properly come before the meeting or any adjournment of the meeting. If any other matter properly comes before the meeting or any adjournment of the meeting, the persons named in the proxy form and voting instruction for the meeting will vote the shares represented by all properly executed proxies and voting instructions in their discretion. The Board has set 25 May 2023 as the record date for the 2023 AGM. This means that only those persons who are registered holders of VEON common shares (the “Shareholders”) at the close of business on that record date will be entitled to receive notice of the 2023 AGM and to attend and vote at the meeting and any adjournment of the meeting. From an abundance of caution and to mitigate continuing risks to the health and safety of our Shareholders, employees, directors and other stakeholders, Shareholders will only be permitted to attend virtually in accordance with Bye-law 31.1 of the VEON Bye-laws. Details of electronic participation will be forwarded to eligible Shareholders in due course. Shareholders who seek to attend the 2023 AGM in person will be turned away as permitted under Bye-law 31.2. The report of the auditor and the financial statements of the Company for the financial year ended 31 December 2022 (prepared in accordance with IFRS) will appear on the Investor Relations page of the Company’s website at www.veon.com. Proposal 4, the appointment of Augie K. Fabela II as a director of the Company, is included in response to the statutory requisitions and on the recommendation of the VEON Nominating and Corporate Governance Committee. For reasons detailed on page 10 below, the VEON Nominating and Corporate Governance Committee are of the view that the Board-Approved Candidates are suitable candidates for the role of director of VEON and the Board’s recommendation is that shareholders allocate their votes for and among the Board- Approved Candidates. Information about all the nominees seeking appointment to the Board is set out in the material accompanying this notice. By Order of the Board Marlies Smith Secretary Dated 22 May 2023

6 Record Date and Voting Only registered holders of record of the Company’s common shares will be entitled to vote at the 2023 AGM or any adjournment or postponement of the meeting. You are the registered holder of record of the Company’s common shares if your common shares are registered in your name on the Company’s register of members at the close of business on the record date for the meeting, which is 25 May 2023. Holders of record of the Company’s common shares will receive a proxy form from the Company, which must be duly executed before a notary public and thereafter returned to the Company, and will be entitled to vote by proxy at the 2023 AGM. Holders of record of American Depositary Shares representing the Company’s common shares (“ADSs”) will be entitled to instruct the depositary as to the exercise of the voting rights attaching to the common shares represented by the holder’s ADSs, noting that each ADS represents 25 VEON common shares. You are a holder of VEON ADSs if your VEON ADSs are evidenced by physical certificated American Depositary Receipts or book entries in your name so that you appear as an ADS holder in the register maintained by the depositary at the close of business on the record date. If you are a holder of record of ADSs, you will receive a voting instruction from the depositary with instructions on how to instruct the depositary to vote the common shares represented by your ADSs. If you hold ADSs through a bank, broker or other nominee (in “street name”), you may receive from that institution a voting instruction form that you may use to instruct them on how to cause your ADSs to be voted. Registered holders of shares can vote at the 2023 AGM by ballot. If you are an ADS holder you may not vote your shares at the 2023 AGM unless you obtain a proxy form from the depositary giving you the right to vote the shares at the 2023 AGM. If you are an ADS holder and you do not submit your proxy form or voting instruction with respect to your shares, then the voting rights pertaining to those shares shall be exercised in accordance with the votes of all other shares represented and voting at the meeting (excluding for such purposes the votes of any shareholder of the Company beneficially owning more than five per cent of the shares entitled to vote at the 2023 AGM). A quorum for the transaction of business at the 2023 AGM is the presence in person of two or more persons at the start of the meeting having the right to attend and vote at the meeting and holding or representing in person or by proxy at least 50 per cent plus one voting share of the total issued voting shares in the Company at the relevant time. Due to continued public health concerns, only certain nominated representatives of the Company will be physically allowed to attend the 2023 AGM in person. Instead, the Board has determined that eligible Shareholders who wish to attend the meeting may do so electronically, as permitted in accordance with Bye- law 31.1. Further details of such electronic virtual participation will be forwarded to eligible Shareholders following receipt by the Company of relevant proof of ownership of common shares. Shareholders may not attend Claude Debussylaan 88, 1082 MD Amsterdam, The Netherlands, in person on the day of the 2023 AGM, and any who attempt to do so will be turned away as permitted by Bye-law 31.2. Pursuant to the VEON Bye-laws, the resolutions for appointment of the director nominees will be voted upon by way of cumulative voting. Shareholders will have 7 votes for each share they hold in the Company to allocate among directors seeking election. Further details on the cumulative voting procedures relevant to the 2023 AGM are set out on pages 9 and 10 below. In the event a quorum is not present at the 2023 AGM, then the meeting will stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as may be determined in accordance with the Bye-laws of the Company. Abstentions will be counted towards the presence of a quorum at, but will be not considered votes cast on any proposal brought before, the 2023 AGM.

7 If you are a registered holder of the Company’s common shares and have voted by proxy, you may change your vote by signing, dating and returning a completed proxy form (such proxy form having been executed in the presence of a notary public) with a later date on or before the voting deadline of 28 June 2023 at 1.00 pm Central European Summer Time or by attending the 2023 AGM and voting in person. If you are a holder of ADSs and have voted by submitting a voting instruction, you may change your vote at any time before the voting deadline of 20 June 2023 at 12.00 noon Eastern Daylight Time in the United States. If you hold your ADSs in street name and wish to change your vote, you should follow the instructions provided by your bank, broker or other nominee. Registered holders of the Company’s common shares or ADSs who need another copy of their proxy form of voting instruction may contact the Company by any of the following methods: Mail Claude Debussylaan 88 1082 MD Amsterdam The Netherlands Attention: Nik Kershaw Email E-mail: ir@veon.com Phone Phone: +31 (0)20 79 77 200 Due to the continuing public health concerns, please do not attend Claude Debussylaan 88, 1082 MD Amsterdam, The Netherlands, in person for any reason as you will be turned away. If a registered Shareholder of record wishes to attend the 2023 AGM electronically, as permitted by Bye-law 31.1, please contact Nik Kershaw on the details above and, if relevant, electronic participation details will be forwarded to you following receipt of confirmation of ownership of common shares.

8 The Proposals Set out below is a description of each proposal for which shareholder approval is sought at the 2023 AGM. PROPOSAL 1: DECREASING THE BOARD SIZE Text of Proposed Resolution: 1. That the size of the Board members be and is decreased from twelve to seven directors. Explanatory Information:  At the annual general meeting of the Company held in June 2019, shareholders participating thereat elected to increase the Board size to 12 directors, within the size range prescribed under bye-law 42 of the Company’s bye-laws.  The business of the Company and the geopolitical challenges it faces in the current global marketplace frequently require swift actions to be taken by the Board.  In line with the recommendations of the Nominating and Governance Committee for business efficacy, consent from shareholders is being sought to allow for a more stream-lined decision making process by reducing the size of the Board to seven directors (the “Board Size Proposal”). PROPOSALS 2 – 3: MINOR AMENDMENTS TO BYE-LAWS 42 AND 43 Text of Proposed Resolutions: 2. That bye-law 42.1 of the Company’s bye-laws adopted 10 June 2021 be revised and restated as follows: “The Board shall consist of such number of Directors being not less than five Directors and not more than nine Directors, as the Board shall from time to time determine subject to approval by a resolution of the Company passed by Shareholders representing a simple majority of the total voting rights of the Shareholders, who (being entitled to do so) vote in person or by proxy on the resolution.” 3. That bye-law 43 of the Company’s bye-laws adopted 10 June 2021 be revised and restated as follows: “The Board shall from time to time delegate certain of its powers to committees consisting of members of the Board, including a committee or committees with responsibility for audit, Board nomination and compensation, and such other committee as the Board deems necessary or appropriate. Each such committee shall have the name, composition, powers and responsibilities as set by the Board in such committee’s charter.” Explanatory information:  In line with the first proposal, the Board is seeking consent from shareholders to effect minor amendments of the Company’s governance, as codified in the bye-laws.  The proposed change to bye-law 42.1 reduces the prescribed size of the Board, to allow the Company to increase the operating efficiency of the Company’s directors.  The proposed changes to bye-law 43 provide the Board greater flexibility regarding the structure of its committees, while ensuring that the Board always maintains committees with responsibility for audit, Board nominations and compensation.  Changes to the bye-laws are effective only when passed by special resolution, meaning the approval of more than 75% of shareholders voting at the 2023 AGM is required to effect the proposed changes to bye-laws 42.1 and 43 (the “Bye-law Amendments”).  If the Bye-law Amendments are approved by the necessary majority, the Company’s bye-laws (adopted by special resolution on 10 June 2021) will be amended to reflect the variation to bye-laws 42.1 and 43 effected pursuant to the Bye-law Amendments, but will otherwise continue to apply in full.  If the Bye-law Amendments are not approved by the necessary majority, the Company’s bye-laws (adopted by special resolution on 10 June 2021) will continue to apply in full, without such variation.

9 PROPOSALS 4 – 10: ELECTION OF DIRECTORS Proposal 4, the appointment of Augie K. Fabela II as a director of the Company, is included in response to shareholder requisitions and on the recommendation of the VEON Nominating and Corporate Governance Committee. The Board has recommended that the Shareholders allocate their votes for and among the seven candidates seeking election as directors. BOARD APPROVED CANDIDATES Text of Proposed Resolutions: 4. That Augie K. Fabela II be and is hereby appointed as a director of the Company. 5. That Yaroslav Glazunov be and is hereby appointed as a director of the Company. 6. That Andrei Gusev be and is hereby appointed as a director of the Company. 7. That Karen Linehan be and is hereby appointed as a director of the Company. 8. That Morten Lundal be and is hereby appointed as a director of the Company. 9. That Michiel Soeting be and is hereby appointed as a director of the Company. 10. That Kaan Terzioğlu be and is hereby appointed as a director of the Company. Explanatory Information:  The Board takes great efforts to ensure its effectiveness to deliver the long-term success of the Company and alignment with the long-term interests of the Company’s shareholders. The Nominating and Corporate Governance Committee conducts an annual evaluation of the Board to determine whether it is functioning effectively and meeting its objectives and goals.  The Nominating and Corporate Governance Committee regularly reviews Board composition to ensure our Board is as effective as possible and able to respond to geo-political challenges facing the Company. New appointments continue to be made to ensure that the Board contains the necessary skills, experience, independence and diversity to deliver the sustainable success of the business.  Each of the candidates detailed in proposals 4 through 10 has been vetted and approved by the Committee and the Board and information about them is annexed to this document.  The Committee and the Board believe that these candidates have the breadth of experience to enable the Company to refresh its strategy, secure a robust financial position, build on VEON’s established reputation and focus on providing a strong foundation to weather current market conditions. The Board therefore believes that, for the reasons set out above, Shareholders should vote in favour of the Board- nominated Candidates seeking appointment as a Director.  The Board recommends that that Shareholders allocate their votes among the candidates nominated in proposals 4 through 10. IMPORTANT: Instructions: Cumulative Voting for the Election of Directors:  The election of the Board itself is conducted by cumulative voting, which allows for proportionate representation of Shareholders’ approved candidates on the Board.  There are 7 positions to be filled at the 2023 AGM, with directors being appointed by cumulative voting from the 7 candidates listed in the Notice.  Each Shareholder should multiply the number of voting shares that it holds by 7 (the number of directors to be elected to the Board from among the candidates) and either allocate all of these votes to one nominee or distribute the total number of votes among two or more of the nominees proposed to be elected to the Board.

10  Each Shareholder should vote on each of Proposals 4 through 10 by writing the number of votes allocated to each of the nominees selected by it in the appropriate box in the proxy form or voting instruction enclosed.  The sum of votes cast for the nominees selected by the Shareholder may not exceed the total number of votes at such Shareholder’s disposal for the appointment of directors, which is the product of the number of shares held by a Shareholder multiplied by seven.  Holders of record of American Depositary Shares representing the Company’s common shares (“ADSs”) will receive voting instructions from the depositary, noting that each ADS represents 25 VEON common shares. The Board recommends you allocate your votes among the Board-Approved Candidates named in Proposals 4 - 10, as each such candidate has been approved and recommended by the Committee and the Board as having the requisite skills and experience necessary to further the Company’s success.

ANNEXURE Augie K. Fabela II has been a director of VEON Ltd. since June 2022 and we deem Mr. Fabela to be an independent director. Mr. Fabela was also a director of VEON Ltd. from June 2011 to December 2012, during which time he served as Chairman of the Board. Mr. Fabela received nominations to the Board from 14.8% minority independent shareholders of VEON. Mr. Fabela currently serves as a member of both the Compensation and Talent Committee as well as the Strategy and Innovation Committee. Mr. Fabela is chairman emeritus and co-founder of VEON Ltd. He is executive chairman and co-founder of FastForward.ai. In addition, he is also a director (Finance Committee) at Shareability, Inc. since 2019. Mr. Fabela is a #1 bestselling author of “The Impatience Economy.” He graduated from Stanford University with a B.A. and M.A. in International Relations and International Policy Studies. Yaroslav Glazunov is currently a partner at the following publicly-listed entity: Korn Ferry (partner since 2021). Mr. Glazunov has been a director of VEON Ltd. since November 2020. Mr. Glazunov serves as the Chairman of the Compensation and Talent Committee and is a member of the Nominating and Corporate Governance Committee. Mr. Glazunov is a senior advisor at the international investment firm LetterOne where he focuses on long-term investment portfolio management. He oversees portfolio strategy and governance, as well as leadership performance, drawing upon more than two decades of advisory experience in Europe, Asia and the Middle East. He is also chairman for Central Eurasia at Korn Ferry, the world’s largest organizational consulting company. In addition to his commercial roles, Mr. Glazunov chairs an NGO engaged in the advancement of arts education. Andrei Gusev has been a director of VEON Ltd. since April 2014. He is the Chairman of the Finance Committee. Andrei Gusev is a senior partner at LetterOne Technology (UK) LLP, joining in 2014, and was a managing director at Altimo from 2013 to 2014. Mr. Gusev was chief executive officer of X5 Retail Group N.V. from 2011 to 2012 and prior to that, served as its director of business development and M&A from 2006 to 2010. From 2001 to 2005, Mr. Gusev served as managing director of the Alfa Group with overall responsibility for investment planning. Prior to that, Mr. Gusev worked at Bain & Company and Deloitte Consulting. Mr. Gusev received an MBA from the Wharton School at the University of Pennsylvania in 2000 and a diploma with honors from the Department of Applied Mathematics and Computer Science at Lomonosov Moscow State University in 1994. Karen Linehan is currently a member of the board of directors of the following publicly-listed entities: Aelis Farma SA (board member, chairwoman of the audit committee and member of the compensation committee since January 2022), and CNH Industrial N.V. (board member since April 2022 and chairwoman of the audit committee since September 2022). Ms. Linehan has been a director of VEON Ltd. since January 2022 and we deem Ms. Linehan to be an independent director. She is a member of the Audit and Risk Committee as well as the Nominating and Corporate Governance Committee. Ms. Linehan retired at the end of 2021 as the executive vice president and general counsel of Sanofi, a CAC 40 global healthcare company, and as a member of the supervisory boards of Sanofi Aventis Deutschland GmbH and Euroapi, which were both Sanofi subsidiaries. She is an independent board member of GARDP North America Inc. (Global Antibiotic Research and Development Partnership), a non-profit organization that develops new treatments for drug-resistant infections and a member of the Board of Visitors at Georgetown University Law Center. Ms. Linehan graduated from Georgetown University with Bachelor of Arts and Juris Doctorate degrees. Prior to practicing law at as an associate at Townley & Updike in New. York, NY from September 1986 until December 1990, Ms. Linehan served on the Congressional Staff of the Speaker of the U.S. House of Representatives from September 1977 to August 1986. Morten Lundal has been a director of VEON Ltd. since June 2022 and we deem Mr. Morten to be an independent director. He is a member of the Nominating and Corporate Governance Committee and the Strategy and Innovation Committee. Mr. Lundal has over 20 years’ experience as an executive in the telecoms sector with extensive experience in emerging markets, having held key positions at Telenor Group in Oslo and Vodafone Group in London

as well as CEO of Maxis Bhd and Digi.Com Bhd in Malaysia. In addition, Mr. Lundal has served as a non-executive director of Digital National Bhd, Malaysia since 2020. Mr. Lundal completed his Master of Business and Economics at the Norwegian School of Management and holds an MBA from the International Institute for Management Development in Lausanne. Michiel Soeting is currently a member of the board of directors of the following publicly listed entity: Serica Energy Plc (non-executive director since February 2023). Mr. Soeting has been a director of VEON Ltd. since March 2022 and we deem Mr. Soeting to be an independent director. He is the Chairman of the Audit and Risk Committee and a member of the Finance Committee and Nominating and Corporate Governance Committee. Mr. Soeting has 32 years of experience with KPMG, one of the leading audit firms worldwide. While at KPMG, he worked in key locations in the EMEA, ASPAC and the Americas regions, becoming KMPG partner in 1998 and leading some of its largest global advisory and audit clients, including BHP Group, Equinor, LafargeHolcim, Philips Electronics, RD Shell, and Wolters Kluwer. From 2008, Mr. Soeting served as a global head of the KPMG Energy and Natural Resources (ENR) sector, and as a global chairman of the KPMG ENR Board. From 2009 to 2014, he was also a member of the KPMG Global Markets Steering Committee. From 2012 to 2014, Mr. Soeting served as a member of the European Resource Efficiency Platform of the European Commission. From 2019, Mr. Soeting has taken on various oversight roles, in particular, as a member of the Advisory Board of Parker College of Business of Georgia Southern University in the United States and, from January 2021, as a member of the Board of Governors of Reed’s Foundation in the United Kingdom. Mr. Soeting graduated from Vrije University of Amsterdam, the Netherlands as a Chartered Accountant where he completed his Doctoral studies in Economics. He holds an MBA from Georgia Southern University in the United States. Mr. Soeting is also a qualified Chartered Accountant in the United Kingdom. Kaan Terzioglu is currently a Board Member of the GSMA and of the GSMA Foundation, and also serves on the board of Digicel. Mr. Terzioğlu has been serving VEON Group as the Group Chief Executive Officer since June 2021 . As the Group CEO, Terzioglu leads the executive teams of VEON’s digital operators providing connectivity and digital solutions, empowering their customers with digital finance, education, entertainment and health services, among others, and supporting the economic growth of VEON markets. Prior to being appointed as the Group CEO, Mr. Terzioglu served VEON as Group Co-CEO from March 2020 to June 2021, Group Co-COO from October 2019 to March 2020 and a Board director from July 2019 to October 2019. Prior to joining VEON, Mr. Terzioglu held regional and global leadership roles in management consulting, technology and telecoms with Arthur Andersen, CISCO and Turkcell in Belgium, United States and Turkey. In 2019, Mr. Terzioglu received GSMA’s “Outstanding Contribution to the Industry” award for his leadership in creating a digital transformation model for the telecoms industry and for his contributions to socially responsible business in telecommunications industry. Mr. Terzioglu holds a Bachelor’s Degree in Business Administration from Bogazici University and is also a Certified Public Accountant (Istanbul Chamber of Certified Independent Public Accountants).